Exhibit 99.7

PRESS RELEASE
Jean-Louis Etienne Unveils Total Pole Airship
150 Days Before North Pole Expedition
Paris, October 11, 2007 — French explorer Jean-Louis Etienne* will unveil the Total Pole Airship tomorrow at the Boussiron hangars of the Marseille Provence airport, marking a new step in his project to fly over the Arctic Ocean in April 2008. Organized as part of the fourth International Polar Year, the expedition is placed under the high patronage of French president Nicolas Sarkozy. Nathalie Kosciusko-Morizet, Secretary of Ecology, has accepted to be the airship’s sponsor and His Serene Highness Albert II of Monaco will attend the unveiling ceremony.
With this exceptional adventure, Jean-Louis Etienne is writing a new chapter in the history of discovery. He and his international team have come together to measure the thickness of the Arctic sea ice for the first time so that the international scientific community will have a baseline from which to study the impact of human activity on the earth’s climate.
Built in Russia by RosAEroSystems and assembled in Marseille, France in September, the 5,500-cubic-meter Total Pole Airship measures 54 meters long, 17.5 meters high and 14 meters wide. The airship offers sufficient flying range to cover vast areas of the ice bank, as well as speed and altitude capabilities that comply with the requirements of the EM-Bird measurement device developed by researchers at Germany’s Alfred Wegener Institute (AWI). The measurement campaign will take place in March and April of 2008.
As on his past expeditions, Jean-Louis Etienne will be sharing his experiences: “This undertaking has both a scientific and an educational purpose. The expedition will provide us with invaluable data on the ice pack at a time when we’re seeing a record reduction in its surface area. It will also draw attention to the threats to this unique environment and enable us to secure the future together,” he explains.
To carry out this project, Jean-Louis Etienne has teamed up with Total**, a global energy producer and provider with a strong stake in various aspects of climate change and a powerful commitment to the future of energy. “Total is very pleased to support this expedition, which should help advance our understanding of climate change phenomena,” notes Total Chairman and CEO Christophe de Margerie.
Supported by the French Research Ministry in partnership with the French Education Ministry, the expedition is sponsored by UNESCO. The scientific program is being conducted in cooperation with AWI, France’s national weather bureau Météo France, Mercator Ocean, Damoclès, the Paris Earth Physics Institute (IPGP) and the French Atomic Energy Commission’s Information Technology Electronics Laboratory (CEA/LETI). Partners including Air Liquide and Gore-Tex are providing technical expertise. The Cité des Sciences et de l’Industrie science center in Paris is hosting related educational events for children and adults.
Media Contacts:
Septième Continent: Coralie Jugan — +33 (0)6 12 97 78 63 — coralie@jeanlouisetienne.com
Total: Sandra Dante — +33 (0)1 47 44 46 07 — sandra.dante@total.com

* A qualified physician and member of the French Polar Environment Cross-Departmental Committee, Jean-Louis Etienne has taken part in a number of expeditions to the Himalayas, Greenland, Patagonia, and the Arctic and Antarctic over the past 30 years. In 1986, he became the first man to successfully reach the North Pole solo, after hauling his own sled for 63 days. In 1989-1990, he co-led the international Trans-Antarctic expedition. From 1990 to 1996, he made a number of expeditions onboard the polar vessel Antarctica. During his most recent Arctic venture, the Polar Ice Cap Mission in spring 2002, Dr. Etienne spent three months navigating through the sea ice at the North Pole. This was followed by a brief tropical interlude in 2004-2005, when he headed a team of 40 researchers studying France’s Clipperton Atoll in the Pacific. More information is available at www.jeanlouisetienne.com.
** Total, a leading energy industry player, has a strong stake in various aspects of climate change. In addition to pursuing initiatives to reduce the environmental footprint of its activities and products, Total participates actively in public debate on climate change and takes part in research to better understand the phenomenon. Total is delighted to support Jean-Louis Etienne’s Arctic expedition in order to enhance knowledge of Arctic regions. More information is available at www.total.com.